Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
File No. 333-197470
PROSPECTUS SUPPLEMENT No. 23
DATED June 25, 2015 (To Prospectus Dated August 7, 2014)
AMEDICA CORPORATION
2,326,409 Shares of Common Stock
This Prospectus Supplement No. 23, dated June 25, 2015 (“Supplement No. 23”), filed by Amedica Corporation (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated August 7, 2014 (as amended and supplemented from time to time, the “Prospectus”). This Supplement No. 23 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus relates to the sale of up to 2,326,409 shares of our common stock by MG Partners II Ltd., or the Selling Stockholder, consisting of:

•	1,706,667 shares issued or issuable upon conversion of an aggregate principal amount of $6.4 million of our senior convertible notes, including accrued interest, subject to adjustment;

•	50,853 shares issued to the Selling Stockholder in connection with a securities purchase agreement dated June 30, 2014; and

•	568,889 shares issued or issuable to the Selling Stockholder upon exercise of warrants at an exercise price of $4.65 per share, subject to adjustment pursuant to the terms of the warrant.
This Supplement No. 23 incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 25, 2015.
We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.
THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 8 OF THE ORIGINAL PROSPECTUS.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Supplement No. 23 is June 25, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 19, 2015

Amedica Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-33624	84-1375299
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1885 West 2100 South Salt Lake City, UT	84119
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (801) 839-3500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.04 Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement.

On June 19, 2015, Amedica Corporation (the “Company”) received written notice from MG Partners II Ltd. (“Magna”) that an event of default has occurred with respect to that certain Securities Purchase Agreement, dated as of June 30, 2014, by and among the Company and Magna (the “Securities Purchase Agreement”) where under, among other items, the Company issued to Magna certain senior convertible notes in aggregate principal amount of $6,400,000 (the “Original Notes”) and that certain Amendment and Exchange Agreement, dated April 2, 2015 by and among the Company and Magna (the “Amendment Agreement”) where under, among other items, the Company issued to Magna new senior convertible notes in aggregate principal amount of $4,297,649.54 (the “Exchange Notes”) in exchange for the Original Notes. Descriptions of the Amendment Agreement, the Securities Purchase Agreement and the Original Notes and the Exchange Notes are contained in the Company’s Current Reports on Form 8-K filed with the SEC on April 2, 2015 and on July 1, 2014, which reports are incorporated herein by reference.
Magna has alleged in the Notice of Default that it has recently been made aware that certain of the representations and warranties made by the Company in the Amendment Agreement and the Securities Purchase Agreement were not true and correct in all material respects as of the date of signing nor as of the date of closing of the issuance of the Original Notes and the Exchange Notes. Magna has notified the Company of its election of its rights to declare the entire outstanding principal amount and other amounts outstanding under the Exchanged Notes to accelerate and to become immediately due and payable and has demanded payment in the amount of $6,491,091.50 to be made to Magna no later than June 25, 2015.
The Company emphatically disagrees with Magna’s claims that an event of default has occurred and asserts that no event of default has occurred or is continuing, and consequently the demand for payment is invalid. Additionally, Company management is not aware of any facts that could result in a breach of the representations and warranties contained in the Exchange Agreement and in the Securities Purchase Agreement relating to the Original Notes and the Exchanged Notes. Company management will explore all potential claims it may have against Magna, including claims for injurious falsehood and tortious interference with the Company’s business relations, both of which allow the Company to pursue its actual damages and punitive damages. The Company may also seek a declaration from a court of law that no event of default has occurred. The Company has invited Magna to immediately reconsider and to rescind its Notice of Default and request for payment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEDICA CORPORATION

Date: June 25, 2015	/s/ Ty Lombardi
Ty Lombardi Vice President, Finance and Principal Accounting Officer